                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                    FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934

For the Fiscal Year Ended December 31, 1999

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED]

For the transition period from _______________ to _________________


COMMISSION FILE NUMBER 1-3187


A. Full title of the plan and address of the plan, if different from that of the issuer named below:


                          RELIANT ENERGY, INCORPORATED

                                  SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                          RELIANT ENERGY, INCORPORATED

                              1111 LOUISIANA STREET
                              HOUSTON, TEXAS 77002

                                TABLE OF CONTENTS


Independent Auditors' Report                                                                            Page  1

Financial Statements:

         Statement of Net Assets Available for Plan Benefits, December 31, 1999                         Page  2

         Statement of Net Assets Available for Plan Benefits, December 31, 1998                         Page  3

         Statement of Changes in Net Assets Available for Plan Benefits for the
         Year Ended December 31, 1999                                                                   Page  4

         Notes to Financial Statements for the Year Ended December 31, 1999                             Page  5

Supplemental Schedules:

         Supplemental Schedule of Investments, December 31, 1999                                        Page 12

         Supplemental Schedule of 5% Reportable Transactions for the Year
         Ended December 31, 1999                                                                        Page 13


         Pursuant to Item 4 of Form 11-K, the financial statements and schedules referred to above have been prepared in accordance with regulations of the Employee Retirement Income Security Act of 1974.

                          INDEPENDENT AUDITORS' REPORT

Reliant Energy, Incorporated Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Reliant Energy, Incorporated Savings Plan (the Plan) as of December 31, 1999 and 1998 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules, listed in the Table of Contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Houston, Texas
June 22, 2000

                    RELIANT ENERGY, INCORPORATED SAVINGS PLAN


               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                DECEMBER 31, 1999


                                          PARTICIPANT-     NONPARTICIPANT-   NONPARTICIPANT-
                                            DIRECTED          DIRECTED          DIRECTED
                                           INVESTMENT        ALLOCATED        UNALLOCATED
                                             FUNDS              ESOP             ESOP              TOTAL
                                         --------------    ---------------   ---------------   --------------
ASSETS
  Investments                            $1,193,051,411     $141,873,191     $ 252,082,170     $1,587,006,772

  Participant loans                          45,484,069             --                --           45,484,069

  Receivables:
    Dividends and interest                      825,401           23,120            33,087            881,608
    Discretionary contribution                     --         12,695,167       (12,695,167)              --
                                         --------------     ------------     -------------     --------------
      Total receivables                         825,401       12,718,287       (12,662,080)           881,608
                                         --------------     ------------     -------------     --------------
        Total Assets                      1,239,360,881      154,591,478       239,420,090      1,633,372,449
                                         --------------     ------------     -------------     --------------


LIABILITIES
  Accrued expenses                               12,489            1,774              --               14,263

  Interest on ESOP loans from Company              --               --          11,520,248         11,520,248

  ESOP loans from Company                          --               --         218,321,975        218,321,975
                                         --------------     ------------     -------------     --------------

        Total Liabilities                        12,489            1,774       229,842,223        229,856,486
                                         --------------     ------------     -------------     --------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS   $1,239,348,392     $154,589,704     $   9,577,867     $1,403,515,963
                                         ==============     ============     =============     ==============


                  See Notes to the Plan's Financial Statements.

                    RELIANT ENERGY, INCORPORATED SAVINGS PLAN


               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                DECEMBER 31, 1998


                                          PARTICIPANT-     NONPARTICIPANT-   NONPARTICIPANT-
                                            DIRECTED          DIRECTED          DIRECTED
                                           INVESTMENT        ALLOCATED        UNALLOCATED
                                             FUNDS              ESOP             ESOP              TOTAL
                                         --------------    ---------------   ---------------   --------------
ASSETS
  Investments                             $725,192,998     $169,216,789      $380,775,216      $1,275,185,003

  Participant loans                         31,229,646             --                --            31,229,646

  Receivables:
    Dividends and interest                     159,461            9,971            15,494             184,926
    Investment sales                         3,983,898             --                --             3,983,898
    Employer contributions                        --            137,591              --               137,591
    Participant contributions                  868,071             --                --               868,071
                                          ------------     ------------      ------------      --------------
      Total receivables                      5,011,430          147,562            15,494           5,174,486
                                          ------------     ------------      ------------      --------------
        Total Assets                       761,434,074      169,364,351       380,790,710       1,311,589,135
                                          ------------     ------------      ------------      --------------


LIABILITIES
    Accrued expenses                             9,521            1,976              --                11,497

    Interest on ESOP loans from Company           --               --           8,162,079           8,162,079

    ESOP loans from Company                       --               --         240,431,715         240,431,715
                                          ------------     ------------      ------------      --------------
        Total Liabilities                        9,521            1,976       248,593,794         248,605,291
                                          ------------     ------------      ------------      --------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS    $761,424,553     $169,362,375      $132,196,916      $1,062,983,844
                                          ============     ============      ============      ==============


                  See Notes to the Plan's Financial Statements.

                    RELIANT ENERGY, INCORPORATED SAVINGS PLAN


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1999


                                                     PARTICIPANT-    NONPARTICIPANT-  NONPARTICIPANT-
                                                       DIRECTED         DIRECTED         DIRECTED
                                                      INVESTMENT        ALLOCATED       UNALLOCATED
                                                        FUNDS             ESOP             ESOP              TOTAL
                                                   ---------------   --------------   ---------------   ---------------
INVESTMENT INCOME (LOSS):
  Dividends                                        $    69,391,384    $   8,383,607    $  16,729,561    $    94,504,552
  Interest                                               7,742,620           85,035           88,324          7,915,979
  Net depreciation of investments                      (46,766,550)     (51,937,296)    (102,933,952)      (201,637,798)
                                                   ---------------    -------------    -------------    ---------------
    Total investment income (loss)                      30,367,454      (43,468,654)     (86,116,067)       (99,217,267)
                                                   ---------------    -------------    -------------    ---------------

CONTRIBUTIONS:
  Participant contributions                             52,445,449             --               --           52,445,449
  Accrued discretionary contributions                         --         12,695,167      (12,695,167)              --
  Allocation of ESOP stock                                    --         27,802,012      (27,802,012)              --
  Employer contributions                                      --             33,812       20,229,274         20,263,086
                                                   ---------------    -------------    -------------    ---------------
    Total contributions                                 52,445,449       40,530,991      (20,267,905)        72,708,535
                                                   ---------------    -------------    -------------    ---------------

Transfer of net assets from merged plans               462,095,173             --               --          462,095,173

Fund transfers, net                                        (61,174)      (5,618,330)       5,679,504               --

Administrative expenses                                   (145,952)            --               --             (145,952)

Benefit payments                                       (66,777,111)      (6,216,678)            --          (72,993,789)

Interest on ESOP loans from Company                           --               --        (21,914,581)       (21,914,581)
                                                   ---------------    -------------    -------------    ---------------

CHANGE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS       477,923,839      (14,772,671)    (122,619,049)       340,532,119

NET ASSETS AVAILABLE FOR PLAN BENEFITS

    BEGINNING OF PERIOD                                761,424,553      169,362,375      132,196,916      1,062,983,844
                                                   ---------------    -------------    -------------    ---------------

    END OF PERIOD                                  $ 1,239,348,392    $ 154,589,704    $   9,577,867    $ 1,403,515,963
                                                   ===============    =============    =============    ===============


                  See Notes to the Plan's Financial Statements.

                    RELIANT ENERGY, INCORPORATED SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 1999

1.       ACCOUNTING POLICIES

         In accordance with the provisions of the Reliant Energy, Incorporated Savings Plan (the Plan), the financial records of the Plan are kept and the valuations of accounts of participating employees (Participants) are determined on the accrual basis.

         The Plan recognizes net appreciation or depreciation in the fair value of its investments. Investments are reflected at fair value in the financial statements. The fair value of nonparticipant-directed investments are based on quoted market prices in an active market. Fair value for mutual funds is determined using net asset value of each such individual fund as of the financial statement dates. Security transactions are recorded as of the trade date. Participant loans are valued at cost which approximates fair value.

         The preparation of financial statements in conformity with generally accepted accounting principles requires estimates and assumptions that affect the reported amounts as well as certain disclosures. The Plan's financial statements include amounts that are based on management's best estimates and judgments. Actual results could differ from those estimates.

         The Plan provides for investments in Reliant Energy, Incorporated's (the Company) common stock, various mutual funds and other investments. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits and participant account balances. As of December 31, 1999 and 1998, an aggregate of 34,111,957 and 29,962,679 shares of the Company's common stock was held by the Plan which represented 49.2% and 75.5% of the Plan's investments, respectively. Given the concentration of the Plan's investments in the Company's common stock, there is vulnerability to volatility of the Company's common stock. Rates of return will vary, and returns will depend on the market value of the Company's common stock.

         The Plan adopted American Institute of Certified Public Accountants Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters," which changes the required disclosures for plans with participant directed investment programs. As a result, the disclosure of participant directed investment programs by fund are not presented.

2.       SUMMARY OF THE PLAN

         Description of the Plan

         The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         General

         The Plan is a defined contribution plan covering all employees of the Company and those subsidiaries and affiliates of the Company that have adopted the Plan except (a) building trades workers under a construction industry collective bargaining agreement, (b) leased employees, (c) independent contractors or (d) non-resident aliens who receive no U.S. sourced income. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         Change of Plan Name

         Effective April 1, 1999, the Plan changed its name from the Houston Industries Incorporated Savings Plan to the Reliant Energy, Incorporated Savings Plan.

         Participant Accounts

         Each Participant's account is credited with the Participant's contributions and with allocations of the Company contributions and Plan earnings. Each Participant's account is also charged with an allocation of administrative expenses. Allocations are based on Participant account balances, as defined. The benefit to which a Participant is entitled is the amount that can be provided from the Participant's vested accounts.

         Investment Program

         The Plan has eight investment funds (Funds), as follows:

         Company Common Stock Fund: Invested primarily in shares of common stock of the Company with the goal of long-term growth with little emphasis on current income.

         Capital Appreciation Equity Fund: Invested in a pool of stock mutual funds that have a goal of long-term growth with little emphasis on current income. The mutual funds seek to buy stocks of rapidly growing companies or companies with potential for above average growth, including small company and international stocks.

         Growth and Income Equity Fund: Invested in a pool of stock mutual funds that have a goal of long-term growth and current income. The mutual funds buy stocks of growing companies and companies that have a history of paying dividends.

         International Equity Fund: Invested in a pool of international stock mutual funds that have a goal of long-term growth with little emphasis on current income. The mutual funds buy stocks of growing and established companies that have their principal business activities and interests outside of the United States which show the potential for long-term growth.

         Balanced Fund: Invested in both stock and bond mutual funds. The Balanced Fund uses a bond mutual fund investing in high-quality bonds and stock mutual funds to participate in stock market gains with less volatility than investment in stocks alone.

         Fixed Income Fund: Invested in a fixed income mutual fund. The mutual fund invests in high-quality government and corporate bonds and other fixed income securities to earn current income with minimum fluctuation in principal.

         Money Market Fund: Invested in a money market mutual fund. The mutual fund invests in high-quality government and corporate fixed income securities with maturities of less than one year to earn current income without risk to principal.

         S&P 500 Index Fund: Invested in a stock mutual fund that seeks to track the investment performance of the Standard & Poor's 500 Composite Stock Index, which emphasizes stocks of large U.S. companies. The S&P 500 Index Fund was added as a new investment option effective April 1, 1999.

         Pending the acquisition of an investment for the Funds, the trustee may temporarily hold funds uninvested or in short-term investments.

         The assets of the Plan are held in trust by The Northern Trust Company (Trustee). The Benefits Committee of Reliant Energy, Incorporated (Committee), appointed by the Board of Directors of the Company, is the plan administrator. The Committee retains an independent investment consultant to provide investment advice with respect to the Funds. The fees charged by the Trustee and the investment consultant are paid by the Trustee out of the Funds.

         A Participant has the right to direct the Trustee to invest his contributions, but not matching contributions made by the Company (Employer Contributions), in 1% increments in any or all of the Funds.

         All Employer Contributions to the Plan were invested in the employee stock ownership component of the plan (ESOP).

         Employee Stock Ownership Plan

         The ESOP is a funding mechanism for a portion of the Employer Contributions to the Plan. In connection with the ESOP, the Company was party to an ESOP Trust Agreement between the Company and State Street Bank (Prior ESOP Trustee). The Prior ESOP Trustee purchased shares of the Company's common stock in open market transactions with funds provided by loans (Loans) from the Company. The Prior ESOP Trustee completed the purchases of shares of the Company's common stock in December 1991 after purchasing 18,762,184 shares at a cost of $350 million. At December 31, 1999 and 1998, the balance of the Loans was $218 million and $240 million, respectively. The Loans bear interest at a fixed rate of 9.783% and must be repaid by January 2, 2011. Accrued interest on the Loans was $12 million and $8 million at December 31, 1999 and 1998, respectively. At December 31, 1999 and 1998, the fair value of the ESOP Loans including accrued interest was $230 million and $287 million, respectively. Fair value is estimated based on the present value of required principal and interest payments revalued at current interest rates using the formula specified in the Loans agreement to establish the fixed rate.

         The Company makes periodic cash contributions (ESOP Contributions) to the portion of the ESOP trust which has not been allocated to Participants (Unallocated ESOP). The ESOP Contributions, the earnings received on the investments included in the Unallocated ESOP and the dividend income from the Unallocated ESOP and the portion of the ESOP trust which has been allocated to Participants (Allocated ESOP) are used to pay principal and interest on the Loans. The dividend income from the Allocated ESOP that is used to pay debt service on the Loans is replaced with released shares of the Company's common stock. As debt service payments on the Loans are made, the Company releases shares of common stock from the pledge securing the Loans and such shares are available for allocation to Participants' accounts as Employer Contributions. Unallocated ESOP stock serves as collateral for the Loans. All released shares must be allocated to Participants' accounts at year-end. No allocated shares serve as collateral for the Loans.

         In addition to the ESOP Contributions, the Company may elect to make Employer Contributions to the Allocated ESOP in the form of cash which may be used to purchase shares of the Company's common stock in the open market. Dividend income received on shares of the Company's common stock that were purchased in the open market and placed in the Allocated ESOP is not available for debt service payments.

         Funding

         Participants may make contributions to the Plan through (a) payroll deductions on a pre-tax (Pre-tax Contributions) or an after-tax (After-tax Contributions) basis, (b) a combination of After-tax and Pre-tax Contributions or (c) a rollover of pre-tax contributions from another qualified plan.

         Contributions to the Plan are made by Participants and by the Company. Each Participant may contribute to the Plan annually an amount equal to any whole percentage up to and including 6% of his total eligible compensation. This amount, referred to as the Participant's "Matched Contributions", could be made up of Pre-tax and/or After-tax Contributions provided that the total amount contributed does not exceed 6% of the Participant's eligible compensation. Effective January 1, 1999, the Employer Contribution increased from 70% to 75% of the Participant's Matched Contributions. In addition, the Company may make a discretionary contribution up to an additional 50 cents for every $1 of eligible Participant's Matched Contributions. Eligible Participants for the discretionary contribution are active employees as of the end of the applicable year or terminated employees during such year who meet certain requirements under the Plan. A discretionary contribution based on the Company's performance for the previous year, if any, is determined by the Chairman of the Committee and will be communicated to Participants within 90 days following the end of the applicable year. The Company will make any discretionary contribution as soon as practicable after performance for the previous year is measured. During March 2000, a discretionary contribution of $12.7 million was made through the allocation of ESOP stock to Participant accounts. Such discretionary contribution was accrued in the financial statements for the year ended December 31, 1999 as a reclassification between the Unallocated and Allocated ESOP.

         Each Participant's may also make excess Pre-tax and/or After-tax Contributions annually to the Plan in an amount equal to any whole percentage greater than 6% but not more than 16% of his total eligible compensation. This amount is referred to as the Participant's "Unmatched Contributions". The Company does not match Unmatched Contributions.

         Pre-tax Contributions made to the Plan decrease a Participant's income for federal income tax purposes by the amount of such Participant's Pre-tax Contributions. Pre-tax Contributions are, however, subject to Federal Insurance Contributions Act withholding tax.

         The maximum amount that a Participant may elect to defer as a Pre-tax Contribution for any taxable year under all cash or deferred arrangements (such as the Plan) in which the Participant participates was limited to $10,000 in 1999. Such amount may be adjusted thereafter for inflation. If the total amount of Pre-tax Contributions exceeds the maximum limit during any calendar year, such excess will be included in the Participant's gross income for the year to which the deferrals relate, and will be returned to the Participant, plus any income or minus any loss allocable thereto, by April 15 of the following year.

         Participation

         Any eligible employee may participate in the Plan as soon as is practicable after employment commences. Ineligible employees include building trades workers under a construction industry collective bargaining agreement, leased employees, independent contractors or non-resident aliens who receive no U.S. sourced income. Former Participants who are reemployed by the Company may recommence participation in the Plan as soon as practicable after reemployment. Their vesting service will be reinstated and any portion of their interest in the Employer Contributions that was forfeited will be reinstated in accordance with the terms of the Plan.

         Distributions and Forfeitures

         A terminated Participant or the beneficiary of a deceased Participant is entitled to a distribution of the value of the Participant's entire account in case of death, disability or retirement. Retirement is termination of service at the later of (a) Participant's attainment of age 65 or (b) the fifth anniversary of the Participant's commencement of participation in the Plan. In case of termination of service for any other reason, a Participant is entitled to a distribution of the entire value of his Participant contribution account plus the vested portion of his Employer Contribution account. Vesting is determined by vesting service years in accordance with the schedule detailed below:


           VESTING SERVICE YEARS*                          VESTED PERCENTAGE
           ---------------------                           -----------------
           Less than two.............................            0%
           Two but less than three...................           25%
           Three but less than four..................           50%
           Four but less than five...................           75%
           Five and more.............................          100%

           -----------

           * Generally, vesting service years are based on all years, months and days of active employment with the Company and its subsidiaries and affiliates.

         Any portion of the value of Employer Contributions not vested will be forfeited. The amount forfeited by a Participant is applied to reinstate previously forfeited balances of former Participants who are reemployed by the Company and/or pay incidental Plan expenses with any remaining forfeitures used to reduce the respective

         Company's subsequent contribution to the Plan. Employee forfeitures for the year ended December 31, 1999 were not significant to the Plan.

         A terminated Participant whose account exceeds $5,000 may elect upon written request at any time to receive distribution of his Plan account in a single lump sum payment or fixed monthly, quarterly, semi-annually or annual installments over a period of 10 years or less. The Participant may have the above selected distribution option paid in the form of cash, Company common stock or a combination of both.

         To the extent a Participant has not requested a distribution by the time he reaches age 70 1/2, required minimum distributions will be sent to the last known address beginning no later than April 1st of the calendar year following the calendar year the Participant attains age 70 1/2. If a Participant terminates employment after age 70 1/2, required minimum distributions will start no later than April 1st of the calendar year following the calendar year in which the Participant terminated employment.

         Immediate lump sum distributions are made for accounts which do not exceed $5,000.

         Participant Withdrawals

         A Participant who is under age 59 1/2 may make a withdrawal from amounts attributable to his After-tax Contributions and, if applicable, his rollover contributions in the Plan and associated earnings. A Participant who is under age 59 1/2 and has less than five years of service who withdraws Matched After-tax Contributions will be suspended from Plan participation for six months.

         A Participant who is age 59 1/2 or older may make unlimited withdrawals from his Pre-tax Contributions and the associated earnings.

         Certain Participants who were former participants in the NorAm Employee Savings and Investment Plan or the Minnegasco Division Employees' Retirement Savings Plan may make unlimited withdrawals from the vested portion of their employer contributions under either of such plans.

         Participant Loans

         A Participant may borrow against his vested account balances. The maximum amount that a Participant may borrow from his vested account is the lesser of (a) $50,000, reduced by the excess, if any, of the highest outstanding balance of loans to the Participant from all plans maintained by the Company or an affiliated entity during the one-year period ending on the day before the date on which such loan is made over the outstanding balance of loans from the Plan on the date on which such loan is made or (b) 50% of the value of the Participant's vested account balance under the Plan.

         The loans are to be secured by the pledge of a portion of the Participant's right, title and value of the Participant's vested account balance under the Plan as determined immediately after the loan is made. Loans may be repaid over a period of up to five years. No loan will be made for a sum of less than $500. Interest rates are fixed at the prime rate prevailing at the Loan's inception plus one percent.

         Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant loan fund.

         Diversification of Investments

         Employer matching and discretionary contributions are invested in the ESOP. Once a Participant attains age 55 and has participated in the Plan for at least 10 years, he has the option to diversify his investment of Employer Contributions (Diversification Election). A Participant may transfer up to 25% of the balance of his Employer Contribution account for the first 5 years he is eligible and 50% of the balance of his Employer Contribution account beginning in the 6th year of eligibility (in each case less any dollar amount already diversified) from the ESOP to any or all of the other funds available under the Plan as of such date.

         Diversification Elections must be made during the first quarter of each plan year. The transfer is effective as of the day the Participant makes the election using that day's valuation date.

         Termination of the Plan

         Although it has not expressed any intent to do so, the Company may terminate the Plan at any time subject to the provisions of ERISA and must give written notice to the Trustee. In the event of termination of the Plan, the assets held by the Trustee under the Plan will be valued and each Participant will become fully vested in his account.

3.       MERGER OF NORAM/MINNEGASCO PLANS

         Effective April 1, 1999, the NorAm Employee Savings and Investment Plan and the Minnegasco Division Employees' Retirement Savings Plan were merged into the Plan. Net assets available for plan benefits of approximately $462 million were transferred into the Plan on April 1, 1999. The Plan's management believes that the merger was a tax-exempt transaction under the applicable provisions of the Internal Revenue Code.

4.       INVESTMENTS

         The following presents investments that represent 5 percent or more of the Plan's net assets available for plan benefits.


                                                                                           DECEMBER 31,
                                                                               --------------------------------------
                                                                                      1999                1998
                                                                               -------------------  -----------------
         Company Common Stock Fund - Reliant Energy, Incorporated
           common stock, 17,465,309 and 13,117,003 shares, respectively          $   399,518,943     $   421,383,721
         Allocated ESOP - Reliant Energy, Incorporated common stock,
           5,967,159 and 5,171,613 shares, respectively *                            136,498,762         166,138,067
         Unallocated ESOP - Reliant Energy, Incorporated common stock,
           10,679,489 and 11,674,063 shares, respectively *                          244,293,311         375,029,274
         Acorn Fund - Income Capital Open End Fund, 5,867,739 and 2,069,951
           shares, respectively                                                      108,729,205          34,878,683
         Harbor Capital Fund - Capital Appreciation U.S. Equities, 1,920,421
           and 823,961 shares, respectively                                           97,269,346          31,289,147
         Janus Fund - Income Capital Open End Fund, 2,322,969 and 995,216
           shares, respectively                                                      102,326,790          33,489,019
         Vanguard Institutional Index Fund, 790,576 shares                           105,945,123                  --
         Northern Trust Collective Short-term Investment Fund, 92,018,206
           and 40,513,725 shares, respectively                                        92,018,206          40,513,725
         Northern Trust Collective Short-term Investment Fund,  13,163,288
           and 8,824,664 shares, respectively*                                        13,163,288           8,824,664
         ------------
         * Non-participant directed investments

         During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:


              Mutual funds                                          $     88,599,355
              Company common stock                                      (290,237,153)
                                                                    ----------------
                                                                    $   (201,637,798)
                                                                    ================

5.       NONPARTICIPANT-DIRECTED INVESTMENTS

         Information relating to the nonparticpant-directed investments is as follows:

                                                                                     DECEMBER 31,
                                                                        --------------------------------------
                                                                               1999                1998
                                                                        -------------------  -----------------
         Cash and cash equivalents                                        $    13,163,288     $     8,824,664
         Company common stock                                                 380,792,073         541,167,341


6.       FEDERAL INCOME TAXES

         The Internal Revenue Service (IRS) determined and informed the Company by letter dated December 3, 1994 that the Plan, as amended and restated effective January 1, 1994 (Prior Plan), was qualified and the trust fund (Trust) established under the Prior Plan was tax-exempt under the appropriate sections of the Internal Revenue Code of 1986, as amended
         (Code). Although the Plan was amended and restated subsequent to that date, the Committee and the Company's counsel believe that the Plan was designed and operated in compliance with the requirements of the Code. As a result, the Participant's Pre-tax Contributions, up to a specified maximum amount each calendar year, and the Employer Contributions to the Trust on behalf of a Participant are not currently taxable to a Participant when made, and income from any source accruing to a Participant's account is not taxable when realized by the Trust. The After-tax Contributions made by a Participant will not be deductible by the Participant. The continued status of the Trust as a tax-exempt trust and the Plan as a qualified plan are contingent upon the continuing operation of the Trust and the Plan in accordance with applicable provisions of the Code.

7.       RELATED PARTY TRANSACTIONS

         During 1999, the Plan purchased and sold shares of the Company's common stock and units of short-term investment funds managed by the Trustee as temporary investments (party-in-interest transactions) as shown below:


                                                                      1999
                                                                ----------------
           Purchases         Company common stock               $     38,594,139
                             Short-term funds                        704,514,188

           Sales             Company common stock               $     18,256,454
                             Short-term funds                        646,756,321

                    RELIANT ENERGY, INCORPORATED SAVINGS PLAN

                      SUPPLEMENTAL SCHEDULE OF INVESTMENTS
                       ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1999


                                                               SHARES            COST        CURRENT VALUE
                                                           --------------   --------------   --------------
COMPANY COMMON STOCK FUND
  Reliant Energy, Incorporated Common Stock*                   17,465,309   $  287,033,577   $  399,518,943
  Northern Trust Collective Short-term Investment Fund*         4,024,218        4,024,218        4,024,218
                                                                            --------------   --------------
      TOTAL COMPANY COMMON STOCK FUND INVESTMENT                               291,057,795      403,543,161
                                                                            --------------   --------------

ALLOCATED ESOP
  Reliant Energy, Incorporated Common Stock*                    5,967,159      112,375,576      136,498,762
  Northern Trust Collective Short-term Investment Fund*         5,374,429        5,374,429        5,374,429
                                                                            --------------   --------------
      TOTAL ALLOCATED ESOP INVESTMENT                                          117,750,005      141,873,191
                                                                            --------------   --------------

CAPITAL APPRECIATION EQUITY FUND
  Mutual Funds:
    Acorn Fund - Income Capital Open End Fund                   4,890,462       76,894,967       90,620,254
    Harbor Capital Fund - Capital Appreciation U.S.
      Equities                                                  1,920,421       76,790,082       97,269,346
    Janus Fund - Income Capital Open End Fund                   2,322,969       83,631,727      102,326,790
  Northern Trust Collective Short-term Investment Fund*             1,435            1,435            1,435
                                                                            --------------   --------------
      TOTAL CAPITAL APPRECIATION EQUITY FUND INVESTMENTS                       237,318,211      290,217,825
                                                                            --------------   --------------

GROWTH AND INCOME EQUITY FUND
  Mutual Funds:
    Davis New York Venture Fund Class A                         1,824,179       30,549,844       52,463,381
    Dodge & Cox Stock Fund                                        335,981       31,840,110       33,772,776
    ICAP Fund - Income Equity Portfolio                         1,057,159       39,770,470       45,605,823
  Northern Trust Collective Short-term Investment Fund*               319              319              319
                                                                            --------------   --------------
      TOTAL GROWTH AND INCOME EQUITY FUND INVESTMENTS                          102,160,743      131,842,299
                                                                            --------------   --------------

INTERNATIONAL EQUITY FUND
  Mutual Funds:
    American Funds EuroPacific Growth Fund                        550,688       15,898,824       23,492,370
    Lazard International Equity Portfolio                       1,267,914       19,114,246       21,921,893
                                                                            --------------   --------------
      TOTAL INTERNATIONAL EQUITY FUND INVESTMENTS                               35,013,070       45,414,263
                                                                            --------------   --------------


BALANCED FUND
  Mutual Funds:
    Acorn Fund - Income Capital Open End Fund                     977,277       15,713,127       18,108,951
    American Funds EuroPacific Growth Fund                        244,270        6,810,749       10,420,540
    Davis New York Venture Fund Class A                           446,090       11,046,413       12,829,537
    ICAP Fund - Income Equity Portfolio                           418,975       16,591,920       18,074,581
  Vanguard Fixed Income Securities - Short-term                 3,330,872       35,912,664       35,074,082
  Northern Trust Collective Short-term Investment Fund*           144,183          144,183          144,183
                                                                            --------------   --------------
      TOTAL BALANCED FUND INVESTMENTS                                           86,219,056       94,651,874
                                                                            --------------   --------------

FIXED INCOME FUND
  Mutual Fund:
  Vanguard Fixed Income Securities                              3,189,821       34,295,089       33,588,815
  Northern Trust Collective Short-term Investment Fund*             3,581            3,581            3,581
                                                                            --------------   --------------
      TOTAL FIXED INCOME FUND INVESTMENTS                                       34,298,670       33,592,396
                                                                            --------------   --------------

MONEY MARKET FUND
  Northern Trust Collective Short-term Investment Fund*        87,843,733       87,843,733       87,843,733
                                                                            --------------   --------------
      TOTAL MONEY MARKET FUND INVESTMENTS                                       87,843,733       87,843,733
                                                                            --------------   --------------

S&P 500 INDEX FUND
  Mutual Fund:
  Vanguard Institutional Index Fund                               790,576       94,247,403      105,945,123
  Northern Trust Collective Short-term Investment Fund*               737              737              737
                                                                            --------------   --------------
      TOTAL S&P 500 INDEX FUND INVESTMENTS                                      94,248,140      105,945,860
                                                                            --------------   --------------
TOTAL PARTICIPANT INVESTMENTS                                                1,085,909,423    1,334,924,602
                                                                            --------------   --------------

UNALLOCATED ESOP
  Reliant Energy, Incorporated Common Stock*                   10,679,489      198,689,179      244,293,311
  Northern Trust Collective Short-term Investment Fund*         7,788,859        7,788,859        7,788,859
                                                                            --------------   --------------
      TOTAL UNALLOCATED ESOP INVESTMENTS                                       206,478,038      252,082,170
                                                                            --------------   --------------
TOTAL PLAN INVESTMENTS                                                      $1,292,387,461   $1,587,006,772
                                                                            ==============   ==============
PARTICIPANT LOANS, INTEREST RATE AT PRIME PLUS 1%                                            $   45,484,069
                                                                                             ==============
-----------
*Party-in-interest

                    RELIANT ENERGY, INCORPORATED SAVINGS PLAN

               SUPPLEMENTAL SCHEDULE OF 5% REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999


SINGLE TRANSACTIONS

None.

SERIES OF TRANSACTIONS - SAME
SECURITY

None.

                                    SIGNATURE


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                         RELIANT ENERGY, INCORPORATED SAVINGS PLAN




                         By   /s/ LEE W. HOGAN
                           -----------------------------------------------------
                            (Lee W. Hogan, Chairman of the Benefits Committee
                            of Reliant Energy, Incorporated, Plan Administrator)


June 27, 2000

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER            DESCRIPTION
------            -----------
  23              Independent Auditor's Consent